Signature Leisure, Inc.
1375 Semoran Boulevard
Unit 1035
Casselberry, Florida 32707
407-599-2886

April 18, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SB-2 for Signature Leisure, Inc., File No. 333-137736

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-137736.  The Registration Statement was originally filed with the Securities and Exchange Commission on October 2, 2006.  We no longer need to conduct the offering of securities as contemplated in the Registration Statement.

No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

Signature Leisure, Inc. further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, Signature Leisure, Inc. hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to Barbara A. Moran, Esquire at 407-263-4024. If you have any questions or comments or require further information or documentation, please do not hesitate to contact the Company's counsel, Barbara A. Moran, Esquire at 407-263-4026. Thank you in advance for your assistance.

Sincerely,
/s/ Stephen W. Carnes
Signature Leisure, Inc.
Stephen W. Carnes
President